PRIMEWEST ENERGY TRUST

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1.

Identity of Reporting Issuer

1.1

Name and Address of Reporting Issuer

PrimeWest Energy Trust (“PrimeWest”)

5100, 150 – 6th Avenue S.W.

Calgary, Alberta, T2P 3Y7

1.2

Executive Officer

The name and telephone number of the executive officer of PrimeWest Energy Inc. (“PEI”), the administrator of PrimeWest, who is knowledgeable about the significant acquisition and this report is Donald A. Garner, President and Chief Executive Officer.  Mr. Garner may be reached by telephone at (403) 234-6600.

ITEM 2.

Details of Acquisition

2.1

Nature of Business Acquired

On July 11, 2007, PrimeWest and Shiningbank Energy Income Fund (“Shiningbank”) completed an arrangement (the “Arrangement”) pursuant to Section 193 of the Business Corporations Act (Alberta) involving PrimeWest, PEI, Shiningbank, Shiningbank Energy Ltd. (“SEL”), Shiningbank Holdings Corporation (“Shiningbank ExchangeCo”), 1320659 Alberta Ltd., the holders (“PrimeWest Unitholders”) of trust units of PrimeWest (“PrimeWest Units”), the holders of exchangeable shares of PEI (“PrimeWest Exchangeable Shareholders” and, together with the PrimeWest Unitholders, the “PrimeWest Securityholders”), the holders (the “Shiningbank Unitholders”) of trust units of Shiningbank (“Shiningbank Units”) and the holders (“Shiningbank Exchangeable Shareholders”) of exchangeable shares of Shiningbank ExchangeCo (“Shiningbank Exchangeable Shares”).

Pursuant to the Arrangement, all of the issued and outstanding Shiningbank Units and Shiningbank Exchangeable Shares were exchanged for PrimeWest Units, resulting in the merger of Shiningbank and PrimeWest.

Prior to the Arrangement, Shiningbank was an open-ended unincorporated investment trust created under the laws of the Province of Alberta.  Shiningbank’s assets consisted primarily of the royalties granted by SEL and Shiningbank Limited Partnership (“Shiningbank LP”) and also certain demand promissory notes issued from time to time by any of SEL, Shiningbank ExchangeCo, SLP Holdings Inc. (“SLP”), Shiningbank Operating Trust, Shiningbank LP or any other subsidiary of Shiningbank.

As a result of the Arrangement, PrimeWest acquired, all of the crude oil and natural gas interests which were formerly held, directly or indirectly, by Shiningbank (the “Shiningbank Properties”), all of which are located in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Ontario.

A full description of the Shiningbank Properties as well as the reserves data and other oil and gas information in respect of such properties is available in Shiningbank’s Annual Information Form for the year ended December 31, 2006 which can be found on SEDAR at www.sedar.com.

2.2

Date of Acquisition

The date of the Arrangement for accounting purposes was July 11, 2007.

2.3

Consideration

Pursuant to the Arrangement Shiningbank Unitholders received 0.620 of a PrimeWest Unit for each Shiningbank Unit held and Shiningbank Exchangeable Shareholders received 1.035 PrimeWest Units for each Shiningbank Exchangeable Share held (based on the product of 0.620 and the exchange rate of the Shiningbank Exchangeable Shares on July 11, 2007 (1.66957)).  In aggregate, 53,647,472 PrimeWest Units were issued pursuant to the Arrangement.

In connection with the completion of the Arrangement, PrimeWest entered into a new 3 year unsecured extendible revolving credit facility with a syndicate of chartered banks and other financial institutions.  The credit facility provides for C$1.1 billion of credit capacity for PrimeWest and PEI, and US$235 million of credit capacity for PrimeWest’s operations in the United States.  With the consent of the lenders the 3 year term of the credit facility may be extended on an annual basis for an additional year.  Advances under the credit facility may be made by way of Canadian and US dollar denominated prime rate loans, Canadian dollar denominated bankers’ acceptances, US dollar denominated LIBOR advances and letters of credit.  These advances bear interest at the lenders’ borrowing cost plus a stamping fee, or the applicable prime rate plus a margin.  PrimeWest is required under the credit facility to maintain certain financial covenants, including consolidated senior debt to EBITDA, consolidated total debt to EBITDA and consolidated senior debt to capitalization.

2.4

Effect on Financial Position

Except as noted below, PrimeWest has no plans or proposals for material changes relating to its business affairs or the affairs of Shiningbank which may have a significant effect on the results of operations and financial position of PrimeWest as a result of the Arrangement.

PrimeWest does not anticipate making significant changes to the Shiningbank Properties which were acquired, other than continuing to refine operations and seeking efficiencies where possible.

The Arrangement resulted in an entity with a larger suite of diversified natural gas and light oil assets, with a large portfolio of internal development opportunities, including:

•

based on first quarter 2007 results, production of approximately 66,000 Boe/d (before giving effect to current and planned dispositions of approximately 4,000 Boe/day of production) allocated 70% to natural gas and 30% to crude oil and natural gas liquids;

•

combined proved plus probable reserves of approximately 280 Mmboe, excluding the impact of 2007 production and development, acquisition and disposition activities;

•

an undeveloped land base of more than 1.1 million net acres, one of the largest undeveloped land bases in the oil and gas trust sector;

•

a multi-year suite of development opportunities now in excess of C$1.4 billion, reflecting the potential in the combined asset bases; and

•

total 2007 capital expenditures of approximately C$250 million, which will be deployed to pursue attractive development drilling prospects and opportunities from both asset bases not including capital spent by Shiningbank in 2007 prior to completion of the Arrangement.

The Arrangement also resulted in PrimeWest having one of the oil and gas trust sector’s longest proved plus probable reserve life indexes at 11.5 years and a greater concentration of interest in key operating areas.

PrimeWest has retained key personnel from both entities.  Donald A. Garner continues as President and Chief Executive Officer as do Doug Fraser as Vice President, Finance and Chief Financial Officer, Ron Ambrozy as Vice President, Business Development and Gord Haun as Vice President, Legal and General Counsel.  In addition, Gregory D. Moore (Vice President, Operations), J. Lance Petersen (Vice President, Land) and R. Bruce Thornhill (Vice President, Geosciences) joined PrimeWest from Shiningbank and report to Tim Granger, the continuing Chief Operating Officer of PrimeWest.

Certain members of the PrimeWest Board of Directors, consisting of Chairman Harold P. Milavsky and Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell and Peter Valentine remained in place and were joined by David M. Fitzpatrick, the former President and Chief Executive Officer and a director of Shiningbank, and Robert B. Hodgins and Warren D. Steckley from Shiningbank’s Board of Directors.

2.5

Prior Valuations

No valuation opinion required by securities legislation or a Canadian stock exchange or market to support the consideration paid by PrimeWest to acquire Shiningbank has been obtained within the past 12 months by PrimeWest.

2.6

Parties to Transaction

The Arrangement was not with an “informed person”, “associate” or “affiliate” of PrimeWest, as those terms are defined under applicable securities legislation.

2.7

Date of Report

July 26, 2007.

ITEM 3.

Financial Statements

The unaudited pro forma consolidated balance sheet of PrimeWest as at March 31, 2007 and the unaudited pro forma consolidated income statements for the year ended December 31, 2006 and the three months ended March 31, 2007 are attached as Schedule “A” to this report.

The audited comparative consolidated financial statements of Shiningbank as at and for the years ended December 31, 2006 and 2005 are attached as Schedule “B” to this report, together with the report of the auditors thereon.  The auditors of Shiningbank have not given their written consent to the inclusion of their audit report in this report. The unaudited comparative consolidated financial statements for Shiningbank for the three months ended March 31, 2007 are attached as Schedule “C” to this report.

Forward-Looking Statements

Certain statements contained in this report constitute forward-looking statements, including forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact contained in this report are forward-looking statements.  Securityholders and potential investors can identify many of these statements by looking for words such as “may”, “believe”, “expects”, “will”, “intends”, “should”, “plan”, “predict”, “potential”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof or other comparable terminology.  In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

These forward-looking statements may include, without limitation, statements with respect to: quantity and recoverability of reserves; timing and amount of future production; prices for oil, natural gas and natural gas liquids produced; operating and other costs; business strategies and plans of management; supply and demand for oil and natural gas; expectations regarding PrimeWest’s ability to raise capital and to add to reserves through acquisitions and exploration and development; treatment under governmental regulatory regimes; the focus of capital expenditures on development activity rather than exploration; the sale, farming in, farming out or development of certain exploration properties using third-party resources; the objective to achieve a predictable level of monthly cash distributions; the intention of maintaining a payout ratio of distributions to cash flow from operations within any range; the goal of ultimately funding distributions and capital expenditures with funds flow from operations; the use of development activity and acquisitions to replace and add to reserves; the impact of changes in oil and natural gas prices on cash flow after hedging; drilling plans; the existence, operations and strategy of the commodity price risk management program; the approximate and maximum amount of forward sales and hedging to be employed; acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom; the impact of the Canadian federal and provincial governmental regulations relative to other oil and natural gas issuers of similar size; the goal to sustain or grow production and reserves through prudent management and acquisitions; the emergence of accretive opportunities; and the ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

Forward-looking statements are based on the estimates and opinions of PEI’s management at the time the statements were made.  In addition, forward-looking statements may include statements attributable to third party industry sources.  PrimeWest does not endorse any of the analyst or consultant sourced material contained herein.  There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results to differ materially from those anticipated in such forward-looking statements, including future oil and natural gas prices and differentials between light, medium and heavy oil prices; the cost of expanding property holdings; the ability to obtain equipment in a timely manner to carry out development activities; the ability to market oil and natural gas successfully to current and new customers; the impact of increasing competition; the ability to obtain financing on acceptable terms; and the ability to add production and reserves through development and exploitation activities.

Although PrimeWest believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves; competition for, among other things:  capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the United States and globally; industry conditions, including fluctuations in the price of oil and natural gas; changes in royalties payable in respect of oil and natural gas production; government regulation of the oil and natural gas industry, including environmental regulation; fluctuation in foreign exchange or interest rates; unanticipated operating events that could reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals, when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities; and changes in income tax laws and incentive programs relating to the oil and gas industry and income trusts, including the effects that such changes may have on PrimeWest Unitholders, and in particular any differential effects relating to a PrimeWest Unitholder’s country of residence.  Readers are cautioned that the foregoing list is not exhaustive.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian generally accepted accounting principles requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based on available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.  The forward-looking statements included in this report are made as of the date of this report and PrimeWest undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

SCHEDULE A

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF PRIMEWEST ENERGY TRUST

PRIMEWEST ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at March 31, 2007

(Unaudited)

(millions of dollars)	PrimeWest Energy Trust	Shiningbank Energy Income Fund	Pro Forma Adjustments		Pro Forma Consolidated

ASSETS
Current Assets
Cash and short term deposits	78.1				78.1
Accounts receivable	99.8	77.1	(10.0)	2(f)	166.9
Derivative assets	0.8				0.8
Future income taxes	2.6				2.6
Prepaid expenses	17.7	9.0			26.7
Assets held for sale		1.5			1.5
Inventory	0.6				0.6
	199.6	87.6			277.2
Cash reserved for site restoration and reclamation	0.5				0.5
Other assets and deferred charges	0.2	1.0			1.2
Derivative assets	0.9				0.9
Property, plant and equipment	2,350.1	1,415.8	378.5	2(f)	4,144.4
Goodwill	68.5	132.3	110.4	2(f)	311.2
	2,619.8	1,636.7			4,735.4

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	141.2	77.6	41.4	2(e)(f)	260.2
Derivative liabilities	4.4	1.8			6.2
Current portion of long term debt	36.1				36.1
Accrued distributions to unitholders	18.9	25.8			44.7
	200.6	105.2			347.2
Long-term debt	716.3	457.6			1,173.9
Future income taxes	146.9	123.1	120.3	2(f)	390.3
Asset retirement obligation	92.6	30.8			123.4
Other long term liabilities		0.1	(0.1)	2(f)
	1,156.4	716.8			2,034.8

UNITHOLDERS’ EQUITY
Net capital contributions	2,548.1	1,351.3	(114.1)	2(d)(f)	3,785.3
Debentures	8.8				8.8
Exchangeable shares		3.8	(3.8)	2(d)(f)
Capital issued but not distributed	3.6				3.6
Contributed surplus	13.5	7.4	(7.4)		13.5
Deficit	(1,115.4)	(447.0)	447.0	2(f)	(1,115.4)
Accumulated other comprehensive income	4.8	4.4	(4.4)		4.8

	1,463.4	919.9			2,700.6
	2,619.8	1,636.7			4,735.4

See Accompanying Notes

PRIMEWEST ENERGY TRUST

Pro Forma Consolidated Statements of Income

Three months ended March 31, 2007

(Unaudited)

(millions of dollars, except per Trust Unit amounts)	PrimeWest Energy Trust	Shiningbank Energy Income Fund	Pro Forma Adjustments		Pro Forma Consolidated

REVENUES
Sales of crude oil, natural gas, and natural gas liquids	189.7	109.1			298.8
Crown and other royalties	(40.0)	(20.3)			(60.3)
Realized derivative gains	6.0	0.8			6.8
Change in unrealized loss on derivatives	(31.5)	(8.5)			(40.0)
Other income	1.8				1.8
	126.0	81.1			207.1
EXPENSES
Operating	38.9	18.4			57.3
Transportation	1.8	1.3			3.1
General and administrative	9.3	4.5			13.8
Interest	12.2	5.8	0.6	3(b)	18.6
Debt issue costs	8.0				8.0
Accretion on asset retirement obligation	1.6		0.3	3(a)	1.9
Foreign exchange gain	(2.1)				(2.1)
Depletion, depreciation and amortization	66.9	56.1	11.7	3(a)	134.7
	136.6	86.1			235.3
Loss before taxes for the period	(10.6)	(5.0)			(28.2)
Income and capital taxes	0.2	0.3			0.5
Future income tax recovery	(16.3)	(8.5)	(4.0)	3(e)	(28.8)
	(16.1)	(8.2)			(28.3)
Net income for the period	5.5	3.2			0.1

Net income per Trust Unit (BASIC)	$0.06	$0.04			$0.00
Net income per Trust Unit (DILUTED)	$0.06	$0.04			$0.00

See Accompanying Notes

PRIMEWEST ENERGY TRUST

Pro Forma Consolidated Statements of Income

Year ended December 31, 2006

(Unaudited)

(millions of dollars, except per Trust Unit amounts)	PrimeWest Energy Trust	Shiningbank Energy Income Fund	Find Energy Ltd.	Pro Forma Adjustments		Pro Forma Consolidated
			(note 4)
REVENUES
Sales of crude oil, natural gas, and natural gas liquids	698.5	400.8	58.3	(6.3)	3(c)	1,151.3
Crown and other royalties	(144.8)	(74.2)	(13.4)			(232.4)
Realized gain on derivatives	25.5			6.3	3(c)	31.8
Change in unrealized gain on derivatives	40.3			8.2	3(d)	48.5
Other income	4.5		(0.3)			4.2
	624.0	326.6	44.6			1,003.4
EXPENSES
Operating	138.9	70.7	7.0			216.6
Transportation	7.5	5.9				13.4
General and administrative	30.4	17.6	5.2			53.2
Interest	34.7	15.7	1.7	2.4	3(b)	54.5
Accretion on asset retirement obligation	3.6			2.3		5.9
Foreign exchange loss	13.5					13.5
Depletion, depreciation and amortization	235.0	189.6	17.4	53.7	3(a), 4	495.7
	463.6	299.5	31.3			852.8
Income before taxes for the period	160.4	27.1	13.3			150.6
Income and capital taxes	1.5	0.2				1.7
Future income tax expense/(recovery)	(49.4)	(38.9)	3.6	(16.0)	3(e)	(100.7)
	(47.9)	(38.7)	3.6			(99.0)
Net income for the period	208.3	65.8	9.7			249.6

Net income per Trust Unit (BASIC)	$ 2.53	$ 0.89				$ 1.83
Net income per Trust Unit (DILUTED)	$ 2.52	$ 0.88				$ 1.83

See Accompanying Notes

PrimeWest Energy Trust

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
As at and for the three months ended March 31, 2007 and for the year ended December 31, 2006
(Tabular dollar amounts are stated in millions of dollars except per trust unit amounts)

1.

BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2007 and the pro forma consolidated statements of income for the three months ended March 31, 2007 and the year ended December 31, 2006 have been prepared for inclusion in the information circular describing the proposed merger of PrimeWest Energy Trust (“PrimeWest”) and Shiningbank Energy Income Fund (“Shiningbank”).

On May 10, 2007, PrimeWest and Shiningbank announced that they had entered into an agreement (the “Combination Agreement”) providing for the combination of PrimeWest and Shiningbank (the “Merger” or “Combination”).  Pursuant to the Merger, PrimeWest will acquire all of the property, assets and undertakings of Shiningbank, including the shares, units, royalties, notes or other interests in the capital of Shiningbank, in exchange for PrimeWest assuming the liabilities and obligations of Shiningbank and issuing PrimeWest trust units in consideration.  PrimeWest will maintain one unit in Shiningbank and Shiningbank will become a subsidiary of PrimeWest.

The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  The pro forma consolidated balance sheet gives the effect of the transaction and assumptions described herein as if they occurred as at the date of the balance sheet.  The pro forma consolidated statements of income give effect to the transactions and assumptions described herein as if they occurred on January 1, 2006.  In the opinion of management, the pro forma consolidated financial statements include all the necessary adjustments for the fair presentation of the ongoing entity.  In preparing these pro forma consolidated financial statements, no adjustments have been made to reflect the possible operating synergies and administrative cost savings that could result from combining the operations of Shiningbank and PrimeWest.  The pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

The accounting principles used in the preparation of the pro forma consolidated financial statements are consistent with those used in the unaudited interim consolidated financial statements of PrimeWest as at and for the three months ended March 31, 2007 and the audited consolidated financial statements of PrimeWest for the year ended December 31, 2006.  The pro forma consolidated financial statements have been prepared from information derived from, and should be read in conjunction with the audited consolidated financial statements of Shiningbank and PrimeWest as at and for the year ended December 31, 2006 and the unaudited consolidated financial statements of Shiningbank and PrimeWest as at and for the three months ended March 31, 2007.

2.

PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (as at March 31, 2007)

The unaudited pro forma consolidated balance sheet gives effect to the following transactions, assumptions and adjustments:

(a)

Through the combination, the assets of Shiningbank were acquired by PrimeWest on the basis of 0.62 of a unit of PrimeWest for each Shiningbank unit.

(b)

For the purposes of the purchase price determination, PrimeWest has used the unit price of $23.13 per unit, being the weighted average market price of PrimeWest Trust Units on the days surrounding the announcement of the Combination.

(c)

The unaudited pro forma consolidated financial statements reflect that all of the Shiningbank exchangeable shares will be exchanged for Shiningbank trust units prior to the Merger.  As at March 31, 2007, 272,266 Shiningbank exchangeable shares are exchangeable into 442,596 Shiningbank trust units.

(d)

The issuance of 53,498,549 PrimeWest Units in exchange for 86,287,983 Shiningbank Units, being the number of Shiningbank Units outstanding on March 31, 2007 and assuming the exchange of the Shiningbank Exchangeable Shares referred to in Note 2c.

(e)

The unaudited pro forma consolidated balance sheet includes $41.4 million of costs expected to be incurred by Shiningbank and PrimeWest for severance, professional, advisory and other transaction costs.  The costs have been included in accounts payable.

(f)

The transaction has been accounted for using the purchase price method with the allocations as follows:

Consideration (millions of dollars):

PrimeWest trust units issued	$1,237.2
Transaction costs (Note 2(e))	41.4
$1,278.6
Allocations as follows:
Property, plant and equipment	1,794.3
Goodwill	242.7
Other assets	1.0
Long term debt	(457.6)
Derivative liabilities	(1.8)
Asset retirement obligations	(30.8)
Future income taxes	(243.4)
Working capital acquired	(25.8)
$1,278.6

The allocation of the purchase price is based on preliminary estimates of fair value and may be revised as additional information becomes available.

3.

PRO FORMA TRANSACTIONS, ASSUMPTIONS AND ADJUSTMENTS (FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND THE YEAR END DECEMBER 31, 2006)

The unaudited pro forma consolidated statements of earnings for the three month period ended March 31, 2007 and for the year ended December 31, 2006 gives effect to the transactions and adjustments referred to in note 2 effective January 1, 2006, and the following:

(a)

Depletion, depreciation and amortization expense has been increased by $12.0 million and $56.0 million for the three months ended March 31, 2007 and twelve months ended December 31, 2006, respectively, to reflect the pro forma adjustment to the carrying value of property, plant and equipment and other assets based on the combined reserves and production of Shiningbank and PrimeWest.

In addition, depletion, depreciation and amortization expense has been decreased and accretion on asset retirement obligation has been increased by $0.3 million and $2.3 million for the three months ended March 31, 2007 and the twelve months ended December 31, 2006, respectively, to be consistent with PrimeWest’s accounting presentation.

(b)

Interest expense has been increased to reflect the additional interest on the $41.4 million of transaction costs.

(c)

Sales of oil, natural gas and natural gas liquids has been decreased by $6.3 million and realized gain on derivatives has been increased by $6.3 million for the year ended December 31, 2006 to be consistent with PrimeWest’s accounting presentation.

(d)

The change in the unrealized gain on derivatives has been increased by $8.2 million for the year ended December 31, 2006 to reflect the impact on earnings when hedge accounting is not applied to the derivatives to be consistent with PrimeWest’s accounting policy.  Shiningbank applied hedge accounting for the year ended December 31, 2006.

(e)

The provision for future income taxes has been increased to give effect to the pro forma adjustments at a tax rate of 31.6% and 32.1% for the three months ended March 31, 2007, and the twelve months ended   December 31, 2006, respectively.

(f)

As described in note 2, the allocation of the purchase price is based on preliminary estimates of fair value and may be revised as additional information becomes available.

4.

PRO FORMA ADJUSTMENTS FOR ACQUISITION OF FIND ENERGY LTD.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2006 reflects the effect on income for the period January 1 to September 5, 2006 of the acquisition of Find Energy Ltd. by Shiningbank.  The acquisition of Find Energy Ltd. occurred on September 6, 2006 and was accounted for by the purchase method.

(thousands of dollars)

Fair value of 17,260,137 Shiningbank Trust Units issued	$347,101
Related fees and expenses	1,652
Cost of acquisition	$348,753

Working capital deficiency	$(10,901)
Bank debt	(50,283)
Future income taxes	(84,500)
Asset retirement obligations	(4,198)
Goodwill	81,198
Petroleum and natural gas properties and equipment	417,437
Total consideration	$348,753

5.

PRO FORMA TRUST UNITS OUTSTANDING

	Number of weighted average Trust Units
For the three months ended March 31, 2007	Basic	Diluted
Trust units held by PrimeWest Unitholders	89,973,920	99,581,143
PrimeWest trust units issued to Shiningbank Unitholders	53,498,549	53,498,549
	143,472,469	153,079,692

	Number of weighted average Trust Units
For the year ended December 31, 2006	Basic	Diluted
Trust units held by PrimeWest Unitholders	82,270,315	84,256,835
PrimeWest trust units issued to former Shiningbank Unitholders	53,498,549	53,498,549
	135,768,864	137,755,384

In calculating diluted earnings per unit, interest and accretion on convertible debentures of $3.8 million was added back to net income for the three months ended March 31, 2007 and interest and accretion on convertible debentures of $3.6 million was added back to net income for the year ended December 31, 2006.

SCHEDULE B

COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS OF SHININGBANK ENERGY INCOME FUND FOR EACH OF THE YEARS ENDED DECEMBER 31, 2006 AND 2005

AUDITORS’ REPORT TO THE UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND

We have audited the consolidated balance sheets of Shiningbank Energy Income Fund as at December 31, 2006 and 2005 and the consolidated statements of earnings and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Fund’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed “KPMG LLP”

Chartered Accountants

Calgary, Canada

February 27, 2007

Consolidated Balance Sheets

December 31, ($ thousands)	2006	2005

Assets
Current assets
Accounts receivable	$ 76,518	$ 76,945
Prepaid expenses	9,254	6,747
Assets held for sale (note 4)	2,976	-
	88,748	83,692
Fixed assets (note 5)
Petroleum and natural gas properties and equipment	2,120,005	1,539,488
Accumulated depletion and depreciation	(692,594)	(505,150)
	1,427,411	1,034,338
Goodwill	132,322	51,124
Other assets	531	426
	$ 1,649,012	$ 1,169,580

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$ 75,890 75,890	$ 78,332
Trust Unit distributions payable	32,646	40,950
	108,536	119,282

Long term debt (note 7)	430,328	199,129
Future income taxes (note 8)	129,427	83,829
Asset retirement obligations (note 6)	31,872	30,348
Unitholders’ equity
Trust Units (note 9)	1,352,313	996,855
Exchangeable Shares (note 9)	3,774	4,248
Contributed surplus (note 9)	6,681	3,364
Deficit	(413,919)	(267,475)
	948,849	736,992
Commitments and contingencies (note 13)
	$ 1,649,012	$ 1,169,580

See accompanying notes to the consolidated financial statement
Approved on behalf of Shiningbank Energy Income Fund by its administrator, Shiningbank Energy Ltd.

Signed “ Arne R Nielsen “	Signed: “Robert B. Hodgins”
Arne R. Nielsen	Robert B. Hodgins
Director	Director

Consolidated Statements of Earnings and Deficit

Year Ended December 31 ($ thousands, except per Trust Unit amounts)	2006	2005
Revenues
Oil and natural gas sales	$ 400,796	$ 419,663
Royalties	74,230	88,078
	326,566	331,585
Expenses
Transportation	5,898	5,304
Operating	70,687	53,045
General and administrative	13,290	10,244
Interest on long term debt	15,722	8,423
Depletion, depreciation and accretion	189,595	142,370
Trust Unit incentive compensation (note 9)	3,836	2,506
Internalization of management contract (note 12)	449	1,309
	299,477	223,201
Earnings before taxes	27,089	108,384
Capital and large corporation taxes (note 8)	224	885
Future income tax recovery (note 8)	(38,902)	(6,737)
Net earnings	$ 65,767	$ 114,236
Deficit, beginning of year	(267,475)	(199,445)
Distributions to unitholders	(212,211)	(182,266)
Deficit, end of year	$ (413,919)	$ (267,475)
Net earnings per Trust Unit (note 9)
Basic	$ 0.89	$ 1.91
Diluted	$ 0.88	$ 1.88

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

Year Ended December 31 ($ thousands)	2006	2005
Operating Activities
Net earnings	$ 65,767	$ 114,236
Items not requiring cash
Depletion, depreciation and accretion	189,595	142,370
Internalization of management contract	449	1,309
Trust Unit incentive compensation	3,836	2,506
Gain on sale of other assets	-	(920)
Future income tax recovery	(38,902)	(6,737)
Funds flow from operations	220,745	252,764
Asset retirement expenditures	(2,314)	(1,497)
Change in non-cash working capital (note 10)	(20,183)	(45,797)
	198,248	205,470
Financing activities
Increase in long term debt	180,916	16,982
Distributions to unitholders	(212,211)	(182,266)
Issue of Trust Units	6,915	107,447
	(24,380)	(57,837)
Change in non-cash working capital (note 10)	(8,304)	16,020
	(32,684)	(41,817)
Investing activities
Property acquisitions	(38,035)	(28,389)
Corporate acquisitions (note 3)	(1,652)	(79,043)
Capital expenditures	(131,373)	(81,772)
Assets held for sale (note 4)	(2,976)	-
Proceeds on sale of properties	3,712	13,061
Proceeds on sale of other assets	-	1,486
	(170,324)	(174,657)
Change in non-cash working capital (note 10)	4,760	11,004
	(165,564)	(163,653)
Change in cash	$ -	$ -
Cash, beginning of year	-	-
Cash, end of year	$ -	$ -

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

For the years ended December 31, 2006 and 2005

(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1.

Organization

Shiningbank Energy Income Fund (“Shiningbank” or the "Fund") is an unincorporated open-end investment trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated May 16, 1996 and subsequently amended. The Fund commenced operations on July 1, 1996.  The beneficiaries of the Fund are the holders (the "unitholders") of trust units (the "Trust Units").

The business of the Fund is carried on by Shiningbank Energy Ltd. (the “Corporation”) and Shiningbank Limited Partnership (“SLP”).  The Fund owns, directly and indirectly, 100% of the common shares of the Corporation and 100% of the units of SLP.  The activities of the Corporation and SLP are financed through interest bearing notes from the Fund and third party debt as described below in note 7.

Pursuant to the terms of agreements with the Corporation and SLP (collectively, the “Royalty Agreement”), the Fund is entitled to a payment from the Corporation and SLP each month equal to the amount by which 99% of the gross proceeds from the sale of production exceed 99% of certain deductible expenditures (as defined).  Under the terms of the Royalty Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures and to repay third party debt of the Corporation and SLP.

The Fund declares payable to the unitholders all or any part of the net income of the Fund earned from interest income on the notes and from the income generated under the Royalty Agreement, less any expenses of the Fund.

On June 21, 2005, the Corporation acquired all of the shares of Outlook Energy Corp. (“Outlook”).  On August 2, 2005, the Corporation acquired Blizzard Energy Inc. (“Blizzard”) pursuant to a Plan of Arrangement.  Also on August 2, 2005, the Corporation, Outlook and Blizzard were amalgamated, continuing as Shiningbank Energy Ltd.  Effective September 6, 2006, the Corporation acquired Find Energy Ltd. (“Find”) pursuant to a take-over bid and amalgamated with Find and its subsidiary 999546 Alberta Ltd. on September 30, 2006 continuing as Shiningbank Energy Ltd.

The trust indenture provides that 300,000,000 Trust Units may be issued.  Each Trust Unit represents an equal fractional beneficial interest in any distributions from the Fund and in the net assets of the Fund on termination or winding up of the Fund.  All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. The trust indenture provides that Trust Units are redeemable at any time on demand by the unitholders at amounts as determined by a market price formula. The total amount payable by the Fund in respect of all Trust Units tendered for redemption, however, may not exceed $100,000 in any calendar month.

2.

Significant Accounting Policies

The consolidated financial statements have been prepared by management using Canadian generally accepted accounting principles.  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Significant items subject to such estimates and assumptions include the amounts recorded for depletion and depreciation of the petroleum and natural gas properties, accretion of discount on asset retirement obligations, and estimated future asset retirement expenditures which are based on estimates of reserves and future costs and the amounts recorded for Trust Unit incentive compensation which are based on the estimated fair value of rights granted.  By their nature, these estimates, and those related to future fund flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(a)  Principles of consolidation

These consolidated financial statements include the accounts of the Fund and its direct and indirect subsidiaries, including the Corporation, SLP, Shiningbank Operating Trust, Shiningbank Holdings Corporation (“SHC”) and SLP Holdings Inc.

(b)  Fixed assets

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized.  Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges.  Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs.  Gains or losses upon disposition of such properties are not recognized unless the disposition would alter the depletion and depreciation rate by 20% or more.

The costs of fixed assets, plus a provision for future development costs of proved reserves, are depleted and depreciated using the unit-of-production method based on estimated total proved reserves volumes, before royalties, as determined by independent engineers.  Proved reserves are converted to a common unit of measure on the basis of their approximate relative energy content.  Other miscellaneous assets are depreciated on a declining balance basis at 20% per annum.

Oil and gas assets are evaluated annually to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.  The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties excluded from the depletion base and the cost of major development projects, exceeds the carrying amount of the cost centre.  When the carrying amount is in excess, and is therefore assessed as not recoverable, an impairment loss would be recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects.  The cash flows are estimated using expected future product prices and costs [see note 5 (a)] and are discounted using a risk-free interest rate.

(c)  Goodwill

Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of identifiable assets and liabilities of the acquired company.  The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying or net book value of the reporting entity. Any impairment will be charged to earnings in the period and for the amount by which the fair value of the reporting entity is below the carrying value.

(d)  Asset retirement obligations

Shiningbank recognizes the fair value of Asset Retirement Obligations (“ARO”) in the period in which they are incurred when a reasonable estimation of the fair value can be made.  The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying value of the asset.  In periods subsequent to initial measurement, the passage of time results in liability increases and the amount of accretion is charged against current period income.  The liability is also adjusted for revisions to previously used estimates.

(e)  Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada).  Any taxable income is allocated to the unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Fund’s corporate subsidiaries follow the tax liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

The Fund’s corporate subsidiaries are taxable Canadian corporations and are liable for tax on income that they retain.  The Corporation is also subject to capital taxes in jurisdictions where such taxes apply and these taxes are deducted from distributions to unitholders.

(f)  Financial instruments

The Corporation from time to time employs financial instruments to manage exposures related to interest rates and commodity prices.  These instruments are not used for speculative trading purposes.  The Fund formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or fund flows of hedged items.  Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of earnings.

(g)  Trust Unit Rights Incentive Plan

The Fund accounts for the Trust Unit Rights Incentive Plan using the fair value based method.  Under this method, compensation costs attributed to the Trust Unit rights are measured at fair value at the grant date and recognized over the vesting period, with a corresponding increase to contributed surplus.  Consideration paid by employees and directors of the Corporation on the exercise of Trust Unit rights under this plan is recorded in Trust Units equity upon receipt, along with the amount of non-cash Trust Unit incentive compensation expense recognized in contributed surplus.

(h)  Joint ventures

Substantially all of the Fund's petroleum and natural gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Fund's proportionate interest in such activities.

(i)  Per Trust Unit amounts

Basic net earnings per Trust Unit is computed by dividing net earnings by the weighted average number of Trust Units outstanding for the year.  Diluted net earnings per Trust Unit amounts reflect the potential dilution that could occur if securities or other contracts to issue Trust Units were exercised or converted to Trust Units.

(j)  Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered.

(k)  Comparative figures

Comparative figures have been reclassified to conform to current year presentation.

3.

Business Acquisitions

(a)

Acquisition of Find Energy Ltd.

Effective September 6, 2006, the Corporation acquired Find pursuant to a take-over bid for $348.8 million. The acquisition was accounted for by the purchase method and the results of operations of Find are included in the accounts from the closing date of September 6, 2006.

Fair value of 17,260,137 Shiningbank Trust Units issued	$347,101
Related fees and expenses	1,652
Cost of acquisition	$348,753
Working capital deficiency	$(10,901)
Bank debt	(50,283)
Future income taxes	(84,500)
Asset retirement obligations	(4,198)
Goodwill	81,198
Petroleum and natural gas properties and equipment	417,437
Total consideration	$348,753

(b)

Acquisition of Blizzard Energy Inc.

Effective August 2, 2005, the Corporation acquired all the outstanding shares of Blizzard pursuant to a Plan of Arrangement for $225.4 million.  The acquisition was accounted for by the purchase method and the results of operations of Blizzard are included in the accounts from the closing date.

Fair value of 8,837,793 Shiningbank Trust Units issued	$177,816
Cash consideration	46,600
Related fees and expenses	1,001
Cost of acquisition	$225,417
Working capital deficiency	$(43,852)
Deferred marketing contract	(400)
Future income taxes	(49,400)
Asset retirement obligations	(2,802)
Goodwill	41,631
Petroleum and natural gas properties and equipment	280,240
Total consideration	$225,417

(c)

Acquisition of Outlook Energy Corp.

Effective June 21, 2005, the Corporation acquired all the outstanding shares of Outlook for $31.4 million.  The acquisition was accounted for by the purchase method and the results of operations of Outlook are included in the accounts from the closing date.

Cash consideration	$31,210
Related fees and expenses	232
Cost of acquisition	$31,442
Working capital deficiency	$(496)
Future income taxes	(7,900)
Asset retirement obligations	(806)
Goodwill	7,783
Petroleum and natural gas properties and equipment	32,861
Total consideration	$31,442

4.

Assets held for sale

During the year, as a result of a commitment arising from the Find acquisition, the Fund constructed three compressors and engaged in a plan to sell them by way of a consignment agreement with the manufacturer. One compressor has been sold as of December 31, 2006 and no gain or loss was realized on the sale. The two remaining compressors are expected to be sold in 2007 and therefore have been presented as assets held for sale on the Fund’s balance sheet. Total proceeds on the two remaining compressors, net of consignment fees, are expected to be approximately $3.0 million. No gain or loss is expected on the sale of these assets.

5.

Fixed Assets

(a)

Ceiling test

The Fund performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of fixed assets.  Forecast prices were obtained from third parties and adjusted for commodity differentials specific to the Fund.  The following table summarizes the benchmark prices used in the ceiling test calculation.  Based on these assumptions, the undiscounted value of future net revenues from proved reserves exceeded the carrying value of the Fund’s fixed assets at December 31, 2006.

	Oil		Gas
	WTI	Edmonton Light	AECO	Alberta Reference
Year	US$/bbl	C$/bbl	C$/mmbtu	C$/mmbtu
2007	$ 61.00	$ 68.58	$ 7.33	$ 7.12
2008	60.00	67.40	7.91	7.72
2009	60.00	67.37	7.89	7.70
2010	58.00	65.04	7.87	7.68
2011	56.00	62.71	8.02	7.83
2012	57.12	63.97	8.19	7.99
2013	58.26	65.25	8.35	8.15
2014	59.43	66.55	8.52	8.31
2015	60.62	67.88	8.69	8.48
Thereafter	+ 2.0%/annum	+ 2.0%/annum	+ 2.0%/annum	+ 2.0%/annum

(b)

Depletion

The Fund does not exclude any value for unproved property costs in the depletion calculation.  The depletion calculation includes future development costs of $47.2 million.

6.

Asset Retirement Obligations

Undiscounted expenditures totalling approximately $48 million are expected to be made over the next 40 years.  The Fund’s credit adjusted risk free rate of 7% and an inflation rate of 2% were used to calculate the present value of the obligations.

The Fund’s asset retirement obligations are as follows:

	2006	2005
Carrying amount, beginning of year	$ 30,348	$ 30,242
Liability incurred during the year, net of dispositions and adjustments	(2,661)	(4,120)
Settlement of liability during the year	(2,314)	(1,497)
Acquisitions during the year	4,198	3,608
Accretion expense	2,301	2,115
Carrying amount, end of year	$ 31,872	$ 30,348

7.

Long Term Debt

Shiningbank Energy Ltd. maintains a $480 million revolving credit facility (increased from $365 million in September 2006) with a syndicate of Canadian chartered banks of which $430.3 million was drawn at December 31, 2006.  Borrowings under the credit facility bear interest at an annual rate ranging from the banks’ prime rate to the banks’ prime rate plus 0.45% (changed from 0.95% in December 2006), depending on the total debt to cash flow ratio, or, at the Corporation’s option, the bankers’ acceptance rate plus a stamping fee.  The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund’s material subsidiaries and affiliates.  The revolving period extends to April 25, 2007, at which time the credit facility, unless renewed, reverts to a two-year term with the quarterly principal payments, if necessary, commencing on July 26, 2007.  Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year.

8.

Income Taxes

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the earnings before income taxes. This difference results from the following items:

	2006	2005
Earnings before income tax	$ 27,089	$ 108,384
Combined federal and provincial tax rate	34.50%	37.62%
Expected tax	9,346	40,774
Increase (decrease) in income taxes resulting from:
Non-deductible Crown charges	4,822	5,700
Other	5,297	833
Internalization of management contract	155	500
Change in tax rate	(10,129)	(100)
Resource allowance	(1,220)	(3,400)
Non-taxable portion of net income	(47,173)	(51,044)
Future income tax recovery	(38,902)	(6,737)
Capital and large corporation taxes	224	885
Income and capital taxes	$ (38,678)	$ (5,852)

The components of the future income tax liability for the Corporation and its affiliates at December 31, 2006 and 2005 are as follows:

Future income taxes	2006	2005
Oil and natural gas properties	$ 145,598	$ 101,729
Asset retirement obligations	(8,101)	(9,153)
Non-capital losses	(2,006)	(3,465)
Other	(6,064)	(5,282)
	$ 129,427	$ 83,829

The non-capital losses expire as follows: 2008 - $4.8 million; 2009 - $6.4 million and 2013 - $1.1 million.

For the entities not subject to tax, the net difference between the tax bases and the reported amount is $86.6 million.

On December 21, 2006, the Federal Minister of Finance released draft legislation to implement proposals originally announced on October 31, 2006 relating to the taxation of certain distributions from certain trusts and partnerships (the "Trust Taxation Proposal").  Subject to the Trust Taxation Proposal, returns on capital are generally taxed as ordinary income in the hands of a unitholder who is resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act").  Pursuant to the Trust Taxation Proposal, commencing January 1, 2011 (provided the Fund only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Fund which would otherwise have been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the trust level.  Returns of capital generally are (and under the Trust Taxation Proposal will continue to be) tax-deferred for unitholders who are resident in Canada for purposes of the Tax Act (and reduce such unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act).  Distributions, whether of income or capital to a unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax.

9.

Trust Units

(a)

Authorized

300,000,000 Trust Units

 (b)

Issued

	2006		2005
	Number	Amount	Number	Amount
Balance, beginning of year	68,186,198	$ 996,855	54,140,619	$ 706,954
Issued on acquisition (note 3)	17,260,137	347,101	8,837,793	177,816
Issued for cash	-	-	4,100,000	100,245
Issued on conversion of Exchangeable Shares	100,000	923	402,887	4,080
Issued for cash under Distribution Reinvestment Plan	217,706	4,956	355,498	8,302
Issued on exercise of rights	134,665	2,044	349,401	4,451
Less: Commissions and issue costs		(85)		(5,551)
Transfer from contributed surplus on exercise of rights		519		558
Balance, end of year	85,898,706	$ 1,352,313	68,186,198	$ 996,855

(c)

Exchangeable Shares

On October 9, 2002, SHC issued 1,136,614 Exchangeable Shares in connection with the management internalization transaction (see note 12).  The Exchangeable Shares are non-transferable and exchangeable, at the option of the holder, into Trust Units for no additional consideration.  As at December 31, 2006, 75,775 (2005 - 151,549) Exchangeable Shares were held in escrow to be released in October 2007 under the terms of an escrow agreement.  Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder.  The exchange rate was initially one Trust Unit for each Exchangeable Share.  The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution.

	2006		2005
	Number	Amount	Number	Amount
Balance, beginning of year	184,326	$ 4,248	263,482	$ 7,019
Released from escrow	75,774	-	202,065	-
Conversion of Exchangeable Shares	(63,609)	(923)	(281,221)	(4,080)
Amortization of deferred portion		449		1,309
Balance, end of year	196,491	$ 3,774	184,326	$ 4,248
Exchange ratio, end of year	1.58724		1.44988
Trust Units issuable upon conversion of non-escrowed shares	311,878		267,251
Trust Units issuable upon conversion of 75,775 escrowed shares	120,273		219,728
Total Trust Units issuable upon conversion of all shares	432,151		486,979

(d)

Trust Unit Rights Incentive Plan

Under Shiningbank’s Trust Unit Rights Incentive Plan the initial exercise price of rights granted may not be less than the current market price of the Trust Units as of the date of grant and the maximum term of each right is not to exceed 10 years.  The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceed 2.5% (10% annually) of the Fund’s consolidated net book value of fixed assets.  A total of 3,995,692 Trust Units have been reserved for issuance under the plan, of which 3,944,964 rights had been issued as at December 31, 2006.  At December 31, 2006, there were 2,633,002 rights outstanding (2005 - 1,855,000), of which 987,002 (2005 - 500,833) were exercisable at a weighted average exercise price of $13.35  (2005 - $12.84).

In January 2007, the Board of Directors of the Corporation approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan.  With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances [see note 9 (e)].

	2006		2005
Rights	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	1,855,000	$ 16.74	1,396,901	$ 14.74
Granted	991,000	$ 27.95	847,500	$ 21.63
Forfeited	(48,333)	$ 24.24	(40,000)	$ 19.76
Exercised	(134,665)	$ 15.18	(349,401)	$ 12.74
Balance before reduction of exercise price	2,663,002	$ 20.86	1,855,000	$ 18.16
Reduction of exercise price		(1.46)		(1.42)
Balance, end of year	2,663,002	$ 19.40	1,855,000	$ 16.74

The following table summarizes information about Trust Unit rights outstanding and exercisable at December 31, 2006:

	Rights Outstanding		Rights Exercisable
Range of Exercise Prices	Number Outstanding At 12/31/06	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable At 12/31/06	Weighted Average Exercise Price
$7.00 to $11.99	482,500	5.3	$ 10.03	482,500	$ 10.03
$12.00 to $15.99	447,001	7.1	$ 14.62	273,668	$ 14.61
$16.00 to $18.99	722,501	8.1	$ 18.57	209,168	$ 18.58
$19.00 to $22.99	175,000	9.2	$ 20.98	21,666	$ 21.05
$23.00 to $27.99	836,000	9.0	$ 27.76	-	$ -
$7.00 to $27.99	2,663,002	7.8	$ 19.40	987,002	$ 13.35

Shiningbank recorded Trust Unit incentive compensation expense of $3.8 million for the year ended December 31, 2006 (2005 - $2.5 million) for rights issued between 2003 and 2006.  This expense is related to general and administrative expenses.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	2006	2005
Balance, beginning of year	$ 3,364	$ 1,416
Trust Unit incentive compensation	3,836	2,506
Net benefit on rights exercised ¹	(519)	(558)
Balance, end of year	$ 6,681	$ 3,364

¹ Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ equity.

The $6.0 million fair value of the 991,000 rights issued during the year, being $6.03 per right (2005 - $4.67 per right), was estimated using a Black-Scholes option-pricing model with the following assumptions:  risk-free interest rates of 3.9% to 4.6% (2005 - 3.8% to 4.2%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price.  Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

(e)

Long-term Incentive Program

In January 2007, the Board of Directors of the Corporation approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan.  With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances.

Under the Restricted Unit Plan, grants of restricted units (“Restricted Units”) mature as to one-third of the number granted on each of the first, second and third anniversaries of the grant date.  On each maturity date, the number of maturing Restricted Units is adjusted to give the holder credit for any distributions paid since the grant date.  The “adjusted” number of Restricted Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Restricted Units is entitled to receive.

Under the Performance Unit Plan, the Compensation Committee of the Board of Directors of the Corporation establishes performance measures and the threshold level of performance for performance units (“Performance Units”) granted under the plan to become payable.  For Performance Units granted in 2007, the performance measure is total unitholder return (assuming reinvestment of distributions) relative to a selected peer group.

The Performance Units mature on the third anniversary of the grant date.  On the maturity date, the number of Performance Units is multiplied by a performance multiplier, which is based on the percentile rank of the Fund’s three-year total unitholder return relative to a selected peer group.  If the Fund’s percentile rank is less than 35, the performance multiplier is zero and no payments are made for the Performance Units then maturing.  For percentile rankings between 35 and 75, the performance multiplier ranges from 0.4 to 2.0.  The maximum performance multiplier is 2.0.  Assuming that the percentile rank is greater than 34, the “performance adjusted” number of Performance Units is then adjusted to give the holder credit for any distributions that have been paid since the grant date.  The “performance and distribution adjusted” number of  Performance Units is then multiplied by the current market value of the Trust Units to determine the amount of the cash payment that the holder of the Performance Units is entitled to receive.

Under both the Restricted Unit Plan and the Performance Unit Plan, the current market value of the Trust Units is based on the weighted average trading price on the Toronto Stock Exchange for the 10 trading days preceding the maturity date.

On January 2, 2007, a total of 136,664 Restricted Units and 122,945 Performance Units were granted.

(f)

Distribution Reinvestment Plan

The Distribution Reinvestment and Optional Unit Purchase Plan (“DRIP”) entitles eligible unitholders to purchase additional Trust Units by re-investing their cash distributions or by making additional optional cash payments of up to $3,000 per quarter for the purchase of additional Trust Units.  Trust Units are acquired on the open market at the prevailing market price or issued from treasury at the average market price over the last 10 days of trading.  During 2006, 217,706 Trust Units were issued from treasury (2005 - 355,498) under the DRIP for proceeds of $5.0 million (2005 - $8.3 million).

 (g)

Per Trust Unit amounts

For the year ended December 31, 2006, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 74,192,685 (2005 - 59,711,327).  In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 332,464 Trust Units (2005 - 965,690) to the weighted average number of Trust Units outstanding.

10.

Other Cash Flow Disclosures

2006		2005
Change in non-cash operating working capital
Business acquisitions (note 3)	$ (10,901)	$ (44,348)
Accounts receivable	427	(26,233)
Prepaid expenses	(2,507)	(2,276)
Accounts payable and accrued liabilities	(7,202)	27,060
	$ (20,183)	$ (45,797)

Change in non-cash financing working capital
Distributions payable to unitholders	$ (8,304)	$ 16,020

Change in non-cash investing working capital
Accounts payable for capital accruals	$ 4,760	$ 11,004

Cash payments
Cash payments made for taxes	$ 813	$ 772
Cash payments made for interest	$ 15,204	$ 8,474

11.

Financial Instruments

As at December 31, 2006, there are no significant differences between the carrying amounts and the fair value of accounts receivable, accounts payable, accrued liabilities, and Trust Unit distributions payable due to the short-term nature, or to long-term debt due to the floating interest rate.  The Corporation is exposed to interest rate variance on the long term debt disclosed in the balance sheet. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Substantially all of the Fund’s accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks.  The carrying value of accounts receivable reflects management’s assessment of the associated credit risk.  Substantially all derivative financial instruments are entered into with Canadian chartered banks in order to reduce credit risk.

At December 31, 2006, Shiningbank held certain derivative financial instruments which are not recognized on the consolidated balance sheets.  The estimated market value at December 31, 2006, had the contracts been settled at that time, would have been a gain of $8.0 million.

Period	Commodity	Volume	Price
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.00/GJ floor
$10.05/GJ ceiling
July 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.25/GJ floor
$10.50/GJ ceiling
November 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$8.55/GJ floor
$11.50/GJ ceiling
December 1, 2006 – March 31, 2007	Gas	5,000 GJ/d	$6.75/GJ floor
$9.70/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$6.50/GJ floor
$9.00/GJ ceiling
January 1, 2007 – December 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor
$8.70/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	10,000 GJ/d	$6.70/GJ floor
$8.55/GJ ceiling
April 1, 2007 – December 31, 2007	Gas	10,000 GJ/d	$7.77/GJ
January 1, 2007 – December 31, 2007	Oil	500 bbl/d	US$60.00/bbl floor
US$75.00/bbl ceiling

Subsequent to December 31, 2006, Shiningbank entered into two additional hedge contracts.

Period	Commodity	Volume	Price
April 1, 2007 – October 31, 2007	Gas	5,000 GJ/d	$6.65/GJ floor
$8.55/GJ ceiling
April 1, 2007 – October 31, 2007	Gas	5,000 GJ/d	$7.00/GJ floor
$9.00/GJ ceiling

12.

 Internalization of Management Contract

Effective October 9, 2002, the Fund acquired all of the outstanding shares of Shiningbank Energy Management Inc., the former manager of the Fund.  Total consideration for the transaction consisted of a cash payment of $2.9 million plus 1,136,614 Exchangeable Shares.

Total consideration:
Cash	$ 2,910
Exchangeable Shares issued	16,490
Costs associated with the transaction	1,195
Total purchase price	$ 20,595

Prior to the acquisition, the Fund paid the former manager fees equal to 3.25% of net operating income, and 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of the management agreement.  The acquisition resulted in the elimination of all fees and dividends under the management contract.

Exchangeable Shares in the amount of $10.0 million were originally subject to escrow provisions and are being deferred and amortized into income as internalization of management contract expense over the specific vesting periods through 2007.  For the year ending December 31, 2006, $449,000 (2005 - $1.3 million) has been recorded as expense representing the amortization of these escrowed Exchangeable Shares.

13.

Commitments and Contingencies

The following is a summary of the Fund’s contractual obligations and commitments as at December 31, 2006:

Payments Due by Period
		Less than	1 - 3	4 - 5	After
	Total	1 Year	Years	Years	5 Years
Operating leases	$ 10,243	$ 2,727	$ 5,648	$ 1,868	$ -
Pipeline transportation	2,430	1,209	1,221	-	-
Total obligations	$ 12,673	$ 3,936	$ 6,869	$ 1,868	$ -

The Fund is involved in litigation and claims arising in the normal course of operations.  Management is of the opinion that any resulting settlements would not materially affect the Fund’s financial position or reported results of operations.

14.

Related Party Transactions

During 2006, Shiningbank incurred $959,000 for legal services (2005 - $1.0 million) provided by a firm in which a current director is a partner, $674,000 of which was outstanding at December 31, 2006.  These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

SCHEDULE C

COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS OF SHININGBANK ENERGY INCOME
FUND FOR THE THREE MONTHS ENDED MARCH 31, 2007

Consolidated Balance Sheets

	March 31,	December 31,
(unaudited) ($ thousands)	2007	2006

Assets
Current assets
Accounts receivable	$ 77,088	$ 76,518
Prepaid expenses	9,082	9,254
Assets held for sale	1,500	2,976
	87,670	88,748
Fixed assets
Petroleum and natural gas properties and equipment	2,165,220	2,120,005
Accumulated depletion and depreciation	(748,411)	(692,594)
	1,415,809	1,427,411
Goodwill	132,322	132,322
Other assets	954	531
	$ 1,636,755	$ 1,649,012

Liabilities and Unitholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$ 77,635	$ 75,890
Trust Unit distributions payable	25,756	32,646
Fair value of financial commodity contracts (note 6)	1,839	-
	105,230	108,536

Long term debt (note 3)	457,552	430,328
Future income taxes	123,051	129,427
Asset retirement obligations	30,786	31,872
Other long term liabilities (note 4)	132
Unitholders’ equity
Trust Units (note 4)	1,351,337	1,352,313
Exchangeable Shares (note 4)	3,829	3,774
Contributed surplus (note 4)	7,418	6,681
Deficit	(447,006)	(413,919)
Accumulated other comprehensive income	4,426	-
	920,004	948,849
Commitments and contingencies (note 7)
	$ 1,636,755	$ 1,649,012

See accompanying notes to the consolidated financial statements

Consolidated Statements of Earnings and Comprehensive Income

	Three months ended March 31,
(unaudited) ($thousands, except per Trust Unit amounts)	2007	2006
Revenues
Oil and natural gas sales	$ 109,145	$ 105,182
Royalties	(20,288)	(20,373)
Risk management contracts
Realized net gains	804	861
Unrealized net losses (note 2 and 6)	(8,529)	-
	81,132	85,670
Expenses
Transportation	1,308	1,451
Operating	18,423	16,134
General and administrative	3,695	2,713
Interest on long term debt	5,851	2,663
Depletion, depreciation and accretion	56,066	40,819
Trust Unit incentive compensation (note 4)	737	961
Internalization of management contract	55	124
	86,135	64,865
Earnings (loss) before taxes	(5,003)	20,805
Capital tax	327	256
Future income tax recovery	(8,486)	(3,653)
Net earnings	$ 3,156	$ 24,202
Reclassification to earnings of gains on financial instruments (net of $467 tax) (note 2)	(980)	-
Comprehensive income	$ 2,176	$ 24,202
Net earnings per Trust Unit (note 4)
Basic	$ 0.04	$ 0.35
Diluted	$ 0.04	$ 0.35

See accompanying notes to the interim financial statements

Consolidated Statements of Deficit and Accumulated Other Comprehensive Income

	Three months ended March 31,
(unaudited) ($ thousands)	2007	2006
Deficit, beginning of period as restated (note 2)	$ (413,367)	$ (267,475)
Net earnings	3,156	24,202
Distributions to unitholders	(36,795)	(54,695)
Deficit, end of period	$ (447,006)	$ (297,968)

Accumulated other comprehensive income, beginning of period	$ -	$ -
Impact of adoption of new accounting standards (net of $2,576 tax) (note 2)	5,406	-
Reclassification to earnings of gains on financial instruments (net of $467 tax)	(980)	-
Accumulated other comprehensive income, end of period	$ 4,426	$ -

See accompanying notes to the interim financial statements

Consolidated Statements of Cash Flows

	Three months ended March 31,
(unaudited) ($ thousands)	2007	2006
Operating Activities
Net earnings	$ 3,156	$ 24,202
Items not requiring cash
Depletion, depreciation and accretion	56,006	40,819
Internalization of management contract	55	124
Trust Unit incentive compensation	737	961
Long Term incentive program	276	-
Unrealized loss on financial instruments	8,529	-
Future income tax recovery	(8,486)	(3,653)
Asset retirement expenditures	(363)	(278)
Funds flow from operations	59,970	62,175
Change in non-cash working capital (note 5)	2,747	2,061
	62,717	64,236
Financing activities
Increase in long term debt	27,224	33,230
Distributions to unitholders	(36,795)	(54,695)
Issue of Trust Units	788	4,031
	(8,783)	(17,434)
Change in non-cash working capital (note 5)	(6,890)	(6,759)
	(15,673)	(24,193)
Investing activities
Property acquisitions	(25,561)	(778)
Capital expenditures	(36,618)	(53,674)
Proceeds on sale of other assets	1,476	-
Proceeds on sale of properties	15,203	-
	(45,500)	(54,452)
Change in non-cash working capital (note 5)	(1,544)	14,409
	(47,044)	(40,043)
Change in cash	$ -	$ -
Cash, beginning of period	-	-
Cash, end of period	$ -	$ -

See selected accompanying notes to the interim financial statements

SHININGBANK ENERGY INCOME FUND
Notes to the Consolidated Financial Statements

For the periods ended March 31, 2007 and 2006

(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts)

1.

Significant Accounting Policies

The interim consolidated financial statements of Shiningbank Energy Income Fund (“Shiningbank” or the “Fund”) have been prepared by management using Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2006 unless otherwise disclosed.  The disclosures provided below are incremental to those included with the audited annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto in the Fund’s 2006 financial report.  Comparative figures have been reclassified to conform to current year presentation.

The Fund, through its operating subsidiary, has established a long-term incentive program (the “Program”) which is comprised of a Restricted Unit Plan and a Performance Unit Plan [see Note 4 (e)].  The intrinsic valuation method is used to determine compensation expense associated with the granting of restricted units and performance units under the Program. This valuation method is used as participants of the Program are entitled to receive a cash payment on a fixed vesting date.  The valuation incorporates the period end market value of the Trust Units and the estimated number of units that will vest. Large fluctuations, even recoveries, in compensation expense may occur as a result of changes in the price of the underlying Trust Units from period to period.  Compensation expense is amortized in earnings as non-cash unit-based compensation (included in general and administrative or operating expenses, depending on their nature) over the vesting period of the restricted units and performance units with a corresponding increase or decrease in liabilities.  A realization of the expense and a reduction in funds flow from operating activities occurs when the cash payments are made.  Classification between accrued liabilities and long-term liabilities is dependent on the expected payout date.

The Fund has not incorporated an estimated forfeiture rate for the restricted units and performance units that will not vest.  Rather, actual forfeitures are accounted for as they occur.

2.

Change in Accounting Policies

On January 1, 2007, the Fund adopted the Canadian Institute of Chartered Accountants Handbook sections 3855 “Financial Instruments – Recognition and Measurement”, 3865 “Hedging”, and 1530 “Comprehensive Income”.  The main requirements of these new standards, related accounting policies, and the resulting financial statement impact are discussed below.

(a)

Financial Instruments – Recognition and Measurement

The standards require that all financial assets and liabilities, within its scope, be carried at fair value in the consolidated balance sheets, except for: loans and receivables, securities designated as held-to-maturity and non-trading financial liabilities which are carried at amortized cost unless designated as held-for-trading upon initial recognition.  Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using other valuation techniques and models.

Held-for-trading financial assets are purchased for resale, generally within a short period of time. They are measured at fair value at the balance sheet date.  Gains and losses realized on disposal and unrealized gains and losses from market fluctuations are reported in earnings.

Designated fair value financial assets and financial liabilities are those that were designated on initial recognition as instruments that will be measured at fair value through the consolidated statements of earnings and deficit.  These are accounted for in the same manner as held-for-trading financial assets.  The Fund has designated its investment in the shares of a public oil and gas company for fair value treatment.

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables that an entity has the positive intention and ability to hold to maturity.  These are accounted for at amortized cost.  The Fund has not designated any financial assets as held-to-maturity.

Available for sale financial assets are non-derivative financial assets that are designated as available for sale and include debt and equity securities, including investments with no significant influence that have quoted market values in an active market.  These are carried at fair value and any unrealized gains and losses are included in accumulated other comprehensive income until sale or permanent impairment. Equities that do not have a quoted market value in an active market are carried at cost.  The Fund has not designated any financial assets as available for sale.

Loans and receivables continue to be accounted for at amortized cost.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives or liabilities to which the fair value option has been applied or those held for trading.

Derivatives are carried at fair value and are reported as assets when they have a positive fair value and as liabilities when they have a negative fair value.  Derivatives may be embedded in other financial instruments, in which case they may be required to be separated and fair valued as separate derivatives.  The Fund has not identified any material embedded derivatives in any of its financial instruments.

As required, these standards have been applied as an adjustment to either the opening deficit or opening accumulated other comprehensive income and prior periods have not been restated.

The balance sheet categories impacted on January 1, 2007 as a result of these new standards were as follows:

Balance sheet category	Amount
Fair value of financial commodity contracts	$ 7,982
Other assets	552
Deficit	(552)
Future income taxes	(2,576)
Accumulated other comprehensive income	(5,406)

Reconciliation of opening deficit
Deficit, beginning of period, as previously reported	$ (413,919)
Transitional adjustment on adoption of new accounting policies	552
Deficit, beginning of period, as restated	$ (413,367)

(b)

Derivatives

The Fund has elected to account for its commodity sales contracts and other non-financial contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements, on an accrual basis rather than as non-financial derivatives.  Prior to adoption of the new standards, physical receipt and delivery contracts did not fall within the scope of the definition of a financial instrument and were also accounted for on an accrual basis.

The Fund uses derivatives in hedging transactions which are employed to manage exposures related to interest rate and commodity prices.  These instruments are not used for speculative trading purposes.  Prior to January 1, 2007, the Fund applied hedge accounting to its derivative financial instruments. Effective January 1, 2007, the Fund elected to discontinue hedge accounting for all existing derivative financial instruments. Net derivative gains in accumulated other comprehensive income at January 1, 2007 will be reclassified to earnings in future periods as the original hedged transactions are settled. From that date forward, changes in the fair value of such derivatives will be recognized in net earnings. Discontinuing hedge accounting will not affect the Fund’s reported financial position or funds flow.

(c)

Other Comprehensive Income

The new standards require a new statement of comprehensive income, which is comprised of net earnings and other comprehensive income which, for the Fund, relates to changes in gains or losses on derivatives that previously qualified for hedge accounting.

3.

Long Term Debt

Shiningbank Energy Ltd. (the “Corporation”) maintains a $500 million revolving credit facility (increased from $480 million in April 2007) with a syndicate of Canadian chartered banks of which $457.6 million was drawn at March 31, 2007.  Borrowings under the credit facility bear interest at an annual rate ranging from the banks’ prime rate to the banks’ prime rate plus 0.45%, depending on the total debt to cash flow ratio, or, at the Corporation’s option, the bankers’ acceptance rate plus a stamping fee.  The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund’s material subsidiaries and affiliates.  The revolving period extends to April 24, 2008, at which time the credit facility, unless renewed, reverts to a two-year term with the quarterly principal payments, if necessary, commencing on July 26, 2008.  Each quarterly payment would be one-twentieth of the principal outstanding on the term-out date with the balance owing at the end of the second year.

4.

Trust Units

(a)

Authorized

300,000,000 Trust Units

(b)

Issued

	Number	Amount
Balance, December 31, 2006	85,898,706	$ 1,352,313
Issued for cash under Distribution Reinvestment Plan	61,179	798
Cancellation of Trust Units¹	(114,498)	(1,764)
Less: Commissions and issue costs		(10)
Balance, March 31, 2007	85,845,387	$ 1,351,337

¹ Represents the refund of excess Trust Units deposited with the trustee at the time of the acquisition of Ionic Energy Inc. which were not ultimately required to be issued as consideration.

(c)

Exchangeable Shares

	Number	Amount
Balance, December 31, 2006	196,491	$ 3,774
Amortization of deferred portion		55
Balance, March 31, 2007	196,491	$ 3,829
Exchange ratio, March 31, 2007	1.62560
Trust Units issuable upon conversion of non-escrowed Exchangeable Shares	319,416
Trust Units issuable upon conversion of 75,775 escrowed Exchangeable Shares	123,180
Total Trust Units issuable upon conversion of all Exchangeable Shares	442,596

(d)

Trust Unit Rights Incentive Plan

At March 31, 2007, there were 2,658,729 Trust Unit rights outstanding (2006 - 2,616,502), of which 1,629,835 (2006 - 950,502) were exercisable at a weighted average exercise price of $16.45 (2006 - $14.02).

Rights	Number	Weighted Average Exercise Price
Balance, December 31, 2006	2,663,002	$ 19.40
Granted	50,727	$ 12.80
Forfeited	(55,000)	$ 24.48
Exercised	-	$ -
Balance before reduction of exercise price	2,658,729	$ 19.17
Reduction of exercise price		(0.11)
Balance, March 31, 2007	2,658,729	$ 19.06

The following table summarizes information about Trust Unit rights outstanding and exercisable at March

31, 2007:

	Trust Unit Rights Outstanding			Trust Unit Rights Exercisable
Range of Exercise Prices	Number Outstanding At March 31, 2007	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable At March 31, 2007	Weighted Average Exercise Price
$7.00 to $11.99	487,500	5.1	$ 9.94	487,500	$ 9.94
$12.00 to $15.99	492,728	7.1	$ 14.36	418,668	$ 14.49
$16.00 to $18.99	712,501	7.8	$ 18.47	438,334	$ 18.53
$19.00 to $22.99	160,000	9.0	$ 20.74	16,666	$ 20.55
$23.00 to $27.99	806,000	8.8	$ 27.65	268,667	$ 27.65
$7.00 to $27.99	2,658,729	7.5	$ 19.06	1,629,835	$ 16.45

Shiningbank recorded Trust Unit incentive compensation expense of $737,000 for the three months ended March 31, 2007 (2006 - $961,000) for rights issued between 2004 and 2007.  This expense is related to general and administrative expenses.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus
Balance, December 31, 2006	$ 6,681
Trust Unit incentive compensation	737
Balance, March 31, 2007	$ 7,418

The $139,000 fair value of the 50,727 rights issued during the quarter, being $2.75 per right, was estimated using a Black-Scholes option-pricing model with the following assumptions:  risk-free interest rate of 4.03%, volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price.  Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

(e)

Long-term Incentive Program

In January 2007, the Board of Directors approved a new long-term incentive program which is comprised of a Restricted Unit Plan and a Performance Unit Plan.  With the adoption of the new long-term incentive program, it is anticipated that the granting of Trust Unit rights will occur only in limited circumstances.

Under the Restricted Unit Plan, grants of restricted units (“Restricted Units”) mature as to one-third of the number granted on each of the first, second and third anniversaries of the grant date.  On each maturity date, the number of maturing Restricted Units is adjusted to give the holder credit for any distributions paid since the grant date.  The “adjusted” number of Restricted Units is then multiplied by the current market value of the Trust Units to determine the cash payment that the holder of the Restricted Units is entitled to receive.

Under the Performance Unit Plan, the Compensation Committee of the Board of Directors establishes performance measures and the threshold level of performance for performance units (“Performance Units”) granted under the plan to become payable.  For Performance Units granted in 2007, the performance measure is total unitholder return (assuming reinvestment of distributions) relative to a selected peer group.

The Performance Units mature on the third anniversary of the grant date.  On the maturity date, the number of Performance Units is multiplied by a performance multiplier, which is based on the percentile rank of the Fund’s three-year total unitholder return relative to a selected peer group.  If the Fund’s percentile rank is less than 35, the performance multiplier is zero and no payments are made for the Performance Units then maturing.  For percentile rankings between 35 and 75, the performance multiplier ranges from 0.4 to 2.0.  The maximum performance multiplier is 2.0.  Assuming that the percentile rank is greater than 34, the “performance adjusted” number of Performance Units is then adjusted to give the holder credit for any distributions that have been paid since the grant date.  The “performance and distribution adjusted” number of  Performance Units is then multiplied by the current market value of the Trust Units to determine the amount of the cash payment that the holder of the Performance Units is entitled to receive.

Under both the Restricted Unit Plan and the Performance Unit Plan, the current market value of the Trust Units is based on the weighted average trading price on the Toronto Stock Exchange for the 10 trading days preceding the maturity date.

As of March 31, 2007, a total of 136,077 Restricted Units and 123,595 Performance Units were outstanding. The estimated fair value associated with the Restricted Units and Performance Units is expensed in the consolidated statements of earnings and deficit over the vesting period.

Compensation expense of $276,000, included in general and administrative, was based on a weighted average unit price of $12.46, accrued distributions, a performance multiplier of 1.0, and the number of Restricted Units and Performance Units that are currently outstanding.

As at March 31, 2007, $144,000 is included in accounts payable and accrued liabilities and $132,000 is included in other long-term liabilities in relation to this program.

(f)

Per Trust Unit Amounts

For the three months ended March 31, 2007, the weighted average number of Trust Units outstanding was 86,225,334 (2006 - 68,596,675) (assumes that the non-escrowed Exchangeable Shares have been converted into Trust Units).  In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 190,092 Trust Units (2006 - 501,310) to the weighted average number of Trust Units outstanding.

5.

Other Cash Flow Disclosures

Three months ended March 31,

2007		2006
Change in non-cash operating working capital
Accounts receivable	$ (570)	$ 13,945
Prepaid expenses	172	54
Accounts payable and accrued liabilities	3,145	(11,938)
	$ 2,747	$ 2,061

Change in non-cash financing working capital
Distributions payable to unitholders	$ (6,890)	$ (6,759)

Change in non-cash investing working capital	$ (1,544)	$ 14,409

Cash payments
Cash payments made for taxes	$ 155	$ 398
Cash payments made for interest	$ 5,212	$ 2,607

6.

Financial Instruments

The estimated fair value of the derivative financial instruments has been determined based on the amounts the Fund would receive or pay to terminate the contracts at period end.  At March 31, 2007, the amount the Fund would pay to terminate these contracts was $1.8 million.

7.

Commitments and Contingencies

The following is a summary of the Fund’s contractual obligations and commitments as at March 31, 2007:

Payments Due by Period
		Less than	1 - 3	4 - 5	After
	Total	1 Year	Years	Years	5 Years
Operating leases	$ 9,547	$ 2,812	$ 5,573	$ 1,162	$ -
Pipeline transportation	2,101	1,194	907	-	-
Total obligations	$ 11,648	$ 4,006	$ 6,480	$ 1,162	$ -

The Fund is involved in litigation and claims arising in the normal course of operations.  Management is of the opinion that any resulting settlements would not materially affect the Fund’s financial position or reported results of operations.

8.

Related Party Transactions

During the three months ended March 31, 2007, Shiningbank incurred $65,000 for legal services (2006 - $51,000) provided by a firm in which a current director is a partner, $34,000 of which was outstanding at March 31, 2007.  These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at cost.

Endnotes